IFS INTERNATIONAL, INC.

                               FINANCIAL REPORT

                                APRIL 30, 1996

                            IFS INTERNATIONAL, INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS







                                                                      PAGE


INDEPENDENT AUDITOR'S REPORT                                           F-1


CONSOLIDATED FINANCIAL STATEMENTS

  Balance sheet                                                        F-2
  Statements of operations                                             F-3
  Statements of shareholders' equity (deficit)                         F-4
  Statements of cash flows                                          F-5 - F-6
  Notes to consolidated financial statements                       F-7 - F-13

                         INDEPENDENT AUDITOR'S REPORT





To the Board of Directors and Shareholders
IFS International, Inc.

We have audited the accompanying consolidated balance sheet of IFS International, Inc. as of April 30, 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the two years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with  generally  accepted  auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IFS International, Inc. at April 30, 1996, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.

The consolidated financial statements referred to above have been prepared assuming that IFS International, Inc. will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company has a working capital deficiency and a shareholders' deficit at April 30, 1996, that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 14. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                          URBACH KAHN & WERLIN PC




Albany, New York
July 17, 1996, except for the second paragraph of
  Note 14, for which the date is August 6, 1996.

                                  IFS INTERNATIONAL, INC.

                                CONSOLIDATED BALANCE SHEET
                                      APRIL 30, 1996




                                    ASSETS
CURRENT ASSETS
  Cash                                                             $    137,462
  Trade accounts receivable, net of allowance
  for doubtful accounts of $7,900                                       144,669
  Other receivables                                                      42,519
  Costs and estimated earnings in excess of
  billings on uncompleted contracts                                     432,173
  Prepaid expenses and other current assets                              27,549
       Total current assets                                             784,372
PROPERTY, EQUIPMENT, AND IMPROVEMENTS, net                              136,231
OTHER ASSETS
  Software license                                                        9,082
  Capitalized software costs, net                                       377,482
       Total other assets                                               386,564

                                                                   $  1,307,167

                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
  Current maturities of long-term debt                             $     38,329
  Current portion of capital lease obligations                            2,733
  Accounts payable and other liabilities                                587,170
  Accrued salary, commissions, and other expenses                       702,515
  Billings in excess of costs and estimated earnings on
    uncompleted contracts                                                32,524
  Deferred revenue and customer deposits                                219,326
       Total current liabilities                                      1,582,597
LONG-TERM LIABILITIES
  Long-term debt, less current maturities                               439,831
  Other                                                                  12,515
       Total long-term liabilities                                      452,346
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (DEFICIT)
  Preferred stock no par value; 1,000,000 shares authorized,
    no shares issued or outstanding                                           -
  Common stock $.001 par value; 25,000,000 shares authorized,
    10,093,612 issued and outstanding                                    10,093
  Additional paid-in capital                                          2,168,528
  Accumulated deficit                                               (2,906,397)
         Total shareholders' equity (deficit)                         (727,776)

                                                                   $  1,307,167

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      IFS INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED APRIL 30, 1996 AND 1995




                                                       1996          1995
Product sales:
  Software                                             $1,982,192    $1,729,284
  Hardware                                                 45,848        31,893
Service revenue                                           412,743       280,080
                                                        2,440,783     2,041,257
Cost of product sales:
  Software                                                238,130       213,885
  Hardware                                                 16,611        23,232
Cost of services                                          250,020       108,659
                                                        1,936,022     1,695,481

Operating expenses:
  Research and development                                397,976       276,026
  Salaries                                                679,271       770,352
  Other                                                    22,727        19,854
  Rent                                                     88,405       109,041
  Selling, general, and administrative                    745,273       681,356
                                                        1,933,652     1,856,629

Income (loss) from operations                               2,370     (161,148)
Other income (expense):
  Interest expense                                       (52,453)      (53,608)
  Other income                                              1,703         9,284
Loss before income taxes and extraordinary item          (48,380)     (205,472)
Provision for income taxes                                      -             -
Loss before extraordinary item                           (48,380)     (205,472)
Extraordinary item - gain on debt restructuring
    and extinguishments                                         -       377,687
Net income (loss)                                    $   (48,380)   $   172,215

Attributable to common shares:
  Loss before extraordinary item                     $          -   $    (0.02)
  Extraordinary item                                            -          0.04
Net income (loss) per common share                   $          -   $      0.02

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                  IFS INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                            YEARS ENDED APRIL 30, 1996 AND 1995






                                COMMON STOCK
                             SHARES         PAR
                             Outstanding    Value
Balances at April 30, 1994    9,212,869     $  9,212
Issuance of common stock        713,879          714
Net income                            -            -
Balances at April 30, 1995    9,926,748        9,926
Issuance of common stock        166,864          167
Net loss                              -            -
Balances at April 30, 1996   10,093,612      $10,093


                              Additional
                              PAID-IN       ACCUMULATED
                              Capital       Deficit         Total
Balances at April 30, 1994    $1,878,820    $(3,030,232)    $(1,142,200)
Issuance of common stock         136,826               -         137,540
Net income                             -         172,215         172,215
Balances at April 30, 1995     2,015,646     (2,858,017)       (832,445)
Issuance of common stock         152,882               -         153,049
Net loss                               -        (48,380)        (48,380)
Balances at April 30, 1996    $2,168,528    $(2,906,397)    $  (727,776)





SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                  IFS INTERNATIONAL, INC.

                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED APRIL 30, 1996 AND 1995




                                                      1996            1995
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                   $  (48,380)     $ 172,215
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
     Depreciation and amortization                        205,015       164,969
     Extraordinary gain on debt restructuring                   -     (377,687)
     Changes in:
       Trade accounts receivable, net                     202,530     (105,169)
       Other receivables                                  (7,226)      (27,553)
       Costs, estimated earnings and billings
         on uncompleted contracts                       (179,770)        17,973
       Other current assets                               (5,876)         1,057
       Accounts payable and other liabilities             143,790        64,497
       Accrued salary, commissions, and expenses          112,475       199,342
       Deferred revenue and customer deposits              47,288        58,078
       Other liabilities                                        -       (4,210)
         Net cash provided by operating activities        469,846       163,512

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment                                  (62,537)      (42,534)
  Capitalized license costs                               (2,157)       (2,635)
  Capitalized software costs                            (160,117)     (151,662)
         Net cash used in investing activities          (224,811)     (196,831)

CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on capital lease obligations                  (15,081)      (14,056)
  Payments on long-term debt                            (103,624)      (63,228)
  Proceeds from issuance of stock                           3,049        65,666
         Net cash used in financing activities          (115,656)      (11,618)

Increase/(decrease) in cash                              129,379      (44,937)

Cash:
  Beginning of year                                        8,083        53,020
  End of year                                          $ 137,462   $     8,083

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                  IFS INTERNATIONAL, INC.

                            YEARS ENDED APRIL 30, 1996 AND 1995




                                                          1996        1995
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest                                              $  29,042   $  50,167
    Income taxes                                          $   7,476   $       -
SUPPLEMENTAL DISCLOSURES OF NON-CASH
  INVESTING AND FINANCING TRANSACTIONS
    Notes payable, salary obligations, and accounts
      payable restructured and/or extinguished            $       -   $ 377,687
    Long-term debt converted to common stock (150,000
     shares in 1996, 259,673 in 1995)                     $ 150,000   $  71,875

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            IFS INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                APRIL 30, 1996


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

        ORGANIZATION AND DESCRIPTION OF BUSINESS

        IFS International, Inc. was incorporated in Delaware in September 1986 under the name Wellsway Ventures, Inc. The Company was formed with limited assets as a blind pool to obtain proceeds from a public offering and then to acquire an existing business entity. The Company utilized proceeds from the blind pool to acquire its operating subsidiary, IFS International, Inc., a New York corporation.

        IFS International, Inc. is engaged in the design and development of computer software for use with automatic teller machines (ATMs), electronic fund transfers (EFTs), and point of sale (POS) systems used by financial institutions and retailers. The Company also provides its customers with support and maintenance services for such systems.

        Commencing in 1993, a significant portion of the Company's sales and revenues were derived from financial institutions and other customers located outside of the United States (see Note 12). The Company extends credit to its customers and generally requires deposits upon execution of software development contracts. With respect to foreign customers, collection may be more difficult upon default.

        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of consolidation:

          The consolidated financial statements include the accounts of IFS International, Inc. (formerly Wellsway Ventures, Inc.) and its wholly-owned subsidiary, IFS International, Inc. (formerly Avant-Garde Computer Systems, Inc.). All significant intercompany accounts and transactions have been eliminated.

        Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue recognition:

          Revenue from software installation contracts is recognized on the percentage-of-completion method, measured by the ratio of costs incurred to date to management's estimates of total anticipated costs. This method is used because management considers costs incurred to be the best available measure of progress on software installation contracts. Because of the inherent uncertainties in estimating contracts, it is at least reasonably possible that the Company's estimates of costs and revenues will change in the near term. Uncertainty inherent in initial estimates is reduced progressively as work on the contract nears completion. Deposits received in advance for hardware sales are

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Revenue recognition, continued:

          deferred and recognized as revenue upon installation and acceptance of the system. Revenue derived from "license to use" software is recognized upon shipment of the software to customers. Amounts received on service contracts are initially deferred and recognized ratably over the life of the contract, generally one year. All revenues derived outside of the United States are denominated in U.S. dollars.

        Allowance for doubtful accounts:

          Bad debts are provided for on the allowance method based upon historical experience and management's estimation of collection losses on outstanding accounts receivable.

        Property, equipment and improvements:

          Property, equipment and improvements are stated at cost, with related depreciation provided by the declining-balance and straight-line methods over the estimated useful lives of the related assets, generally five years. For income tax purposes, the accelerated cost recovery system and the modified accelerated cost recovery system are utilized. Assets recorded under capital leases are depreciated over the terms of the lease under methods which are consistent with the Company's depreciation policy for owned assets.

        Capitalized software costs:

          The cost of adding new functions and features (i.e., enhancements) to existing systems and the cost of development of new systems, for which technological feasibility has been established and which are not covered by outside funding, are capitalized. Costs incurred in the establishment of technological feasibility of new systems are expensed as incurred.

          Capitalized software costs are reported at the lower of unamortized cost or net realizable value. Amortization is recorded over the estimated five-year marketing lives of the software and is computed on the greater of the percent-of-revenue method, based on the total estimated future revenues expected to be derived from sales of the software, or the straight-line method.

        Income taxes:

          Current or deferred tax liabilities are recognized for the tax consequences of all events recognized in the financial statements. Deferred taxes are computed on the differences between the financial reporting and the tax reporting basis of assets and liabilities. The Company has not recognized the benefit of any net operating loss carryforwards due to the uncertainty of the realizability of such carryforwards.

        Net income (loss) attributable to common shares:

          Net income (loss) attributable to common shares is based on the weighted average number of shares outstanding during the respective years (10,018,355 in 1996 and 9,569,809 in 1995). The effect of the assumed exercise of options and warrants outstanding is anti-dilutive or not material.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

        Costs and estimated earnings on uncompleted contracts are
        summarized as follows:
Expenditures on uncompleted contracts                               $   245,285
Estimated earnings thereon                                            1,546,947
                                                                      1,792,232
Less billings to date                                                 1,392,583

                                                                    $   399,649

        Included in the accompanying balance sheet under the
        following captions:
Cost and estimated earnings in excess of billings on
   uncompleted contracts                                              $ 432,173
Billings in excess of costs and estimated earnings on
   uncompleted contracts                                               (32,524)
                                                                      $ 399,649


NOTE 3. PROPERTY, EQUIPMENT AND IMPROVEMENTS

        Property, equipment and improvements consist of the following:
Machinery and equipment                                               $ 391,827
Equipment under capital leases                                           54,103
Furniture and fixtures                                                   74,780
Leasehold improvements                                                   17,046
                                                                        537,756
Less accumulated depreciation                                           401,525

       Property, equipment and improvements, net                       $136,231

        Amortization related to equipment under capital leases was $10,821 for the years ended April 30, 1996 and 1995, respectively.

        Depreciation related to property, equipment, and improvements was $36,917 and $28,528 for the years ended April 30, 1996 and 1995, respectively.


NOTE 4. CAPITALIZED SOFTWARE COSTS


        Capitalized software costs consist of the following:
Capitalized software costs                                            $ 848,878
Less accumulated amortization                                         (471,396)

                                                                      $ 377,482

        Amortization expense approximated $154,000 and $123,000 for the years ended April 30, 1996 and 1995, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 5. LONG-TERM DEBT


        Long-term debt consists of the following:
Restructured  note  payable,   government  agency,  interest  only
payments of $1,375 per month through  April 1996 and principal and interest  payments  of  $3,804  per month,  thereafter,  including
interest at 7.5%, due April 2002.   This  note  is  unsecured  and
subordinated to all other debt.                                        $220,000

Restructured  convertible  subordinated  debentures  payable  to a governmental  agency  due in installments of $80,000, $80,000, and
$90,000  in  April  1998,   1999,  and  2000,  respectively.   The
debentures are convertible into  shares  of  common stock at rates ranging from $.42 per share to $.57 per share  through July, 1997.
At April 30, 1996, approximately 500,000 shares  of  common  stock
were issuable under this conversion feature.                            250,000

Other                                                                     8,160
                                                                        478,160
Less current portion                                                     38,329
                                                                       $439,831

        Certain of the Company's long-term debt obligations require compliance with financial and non-financial covenants. As of April 30, 1996, the Company was not in compliance with several of these requirements, however, covenant violation waivers have been received.

        Aggregate maturities of long-term debt are as follows:

YEAR ENDING APRIL 30
   1997                                                               $  38,329
   1998                                                                 112,511
   1999                                                                 115,035
   2000                                                                 127,755
   Thereafter                                                            84,530
                                                                       $478,160


NOTE 6. CAPITAL LEASE OBLIGATIONS

        The Company is the lessee of computer equipment and a telephone system under capital leases expiring in various years through 1997. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payment or the fair value of the asset. The assets are depreciated/amortized over the lower of their related lease terms or their estimated productive lives.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Assets recorded under capital leases include the following:
Computer and telephone equipment                                       $ 54,103
Accumulated depreciation                                                 43,589
   Net capitalized computer and telephone equipment                    $ 10,514

        Minimum future lease payments under capital leases as of April 30, 1996, are not material.


NOTE 7. OPERATING LEASE COMMITMENTS

        The Company has operating lease agreements, which begin to expire October 1997, for the rental of its operating facilities and an automobile. Future minimum lease payments on these noncancellable operating lease arrangements with terms in excess of one year are as follows:

YEAR ENDING APRIL 30
   1997                                                               $ 138,403
   1998                                                                  90,180
   1999                                                                  85,935
   2000                                                                  21,548
                                                                      $ 336,066


NOTE 8. INCOME TAXES

        The provision for income taxes for the years ended April 30, 1996 and 1995 differs from the amount obtained by applying the U.S. federal income tax to pretax income due to the following:

                                                        1996         1995
Federal income tax benefit at statutory rates           $ (23,000)   $ (80,100)
State income tax benefit, net of federal benefits          (3,400)     (10,200)
Change in valuation allowance for net operating losses      26,400       90,300
Provision for income taxes                              $        -   $        -

         At April 30, 1996, the Company has net operating loss carryforwards of approximately $2,400,000, which begin to expire in 2004 to offset future federal taxable income.

         Because of the uncertainty as to realizability, the deferred tax benefit attributable to net operating loss carryforwards at April 30, 1996 and 1995 of approximately $816,000 and $790,000, respectively, has been offset by an equivalent valuation allowance.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 9.  STOCK OPTION PLAN

         The Company has a stock option plan which provides for the granting of either options intended to qualify as "incentive stock options" under the Internal Revenue Code or "supplemental stock options" not intended to qualify. An aggregate of 3,327,793 shares of common stock have been reserved in this connection. The Board of Directors determines the exercise and expiration dates of the options which may not be later than 10 years from the date of the grant. The purchase prices of the shares under option must be at least equal to the fair market value of the common stock at the date of grant. Options outstanding at April 30, 1996, may be exercised at prices ranging from $.07 to $.25 per share. At April 30, 1996, options to acquire 508,958 common shares were available for future issuance.

         The following table summarizes option activity during 1996 and 1995:

                                                        SHARES UNDER OPTION
                                                        YEAR ENDED APRIL 30
                                                     1996             1995
Outstanding beginning of year                        2,692,121        2,601,151
Granted                                                181,000          235,000
Exercised ($.10 to $.25 per share)                    (16,864)         (54,206)
Canceled                                              (37,422)         (89,824)
Outstanding end of year                              2,818,835        2,692,121
Exercisable                                          2,570,765        2,461,284


NOTE 10.  CONTINGENCIES

         In June 1989, the Company commenced an action against a software manufacturer, seeking various remedies in connection with an agreement which gave the Company certain rights to produce and market an application software package developed by the manufacturer. In July 1989, subsequent to the commencement of the action, the Company was named defendant in a lawsuit filed by the manufacturer alleging breach of contract and claiming approximately $5,000,000 in damages, interest, and costs and a permanent injunction, which, if granted, would restrain the Company from marketing certain computer applications. The Company vigorously contests the merits of the claim and, in the opinion of Counsel, the likelihood of a materially adverse outcome is neither probable nor remote.


NOTE 11. RELATED PARTIES

         Included in accrued salary, commissions and other expenses is approximately $197,000 due to officers/directors and a former officer/director for accrued salary and commissions, including amounts earned in prior years, and related interest, calculated at 12%. Other long-term liabilities represent amounts due to officers/directors under a previous compensation plan. These balances earn interest at 12% which is included in accrued expenses. Included in accounts payable is approximately $73,000 due to officers/directors.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 12. EXPORT SALES AND MAJOR CUSTOMERS

         One foreign customer accounted for approximately 12% of total product sales and service revenues for the year ended April 30, 1996. There were no outstanding amounts due from this customer at April 30, 1996. Another foreign customer accounted for approximately 12% of total sales and service revenue for the year ended April 30, 1995.

         Product sales and service revenue considered export sales approximated $2,008,000 and $1,862,000, or 82% and 91% of total revenues, for the years ended April 30, 1996 and 1995, respectively. Such sales and revenues were derived primarily from customers located in eastern Europe and the Far East.


NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting principally of accounts receivable, long-term debt, accounts payable and accrued expenses has been estimated to approximate their carrying amounts.


NOTE 14. MANAGEMENT PLANS

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. A substantial portion of the accumulated deficit at April 30, 1996 is attributable to losses from operations in several consecutive fiscal years prior to 1993. These losses were principally attributable to the Company's then existing products becoming antiquated, the write off ($1,040,000) of software development costs in fiscal year 1991, and incurring the research and development costs associated with its latest software product, TPII.

         Management believes that cash flows from operations will be sufficient to meet debt service requirements and to maintain a current status with its trade creditors during 1997. Operating cash flows for fiscal year 1997 are expected to be principally attributable to the anticipated revenues to be derived from sales of TPII and similar products. Further, in August 1996 the Company signed a letter of intent with an underwriter to effect a firm commitment equity offering with minimum gross proceeds of $5 million. In anticipation of this offering, the Company is negotiating to obtain a $500,000 bridge loan which will be used to fund costs associated with the offering as well as general working capital needs. There can be no assurances that the proposed secondary offering will be successful.

         In September 1995, the Company fully converted a note payable to common stock. Terms of other notes have been modified to delay or extend the repayment periods and in some cases forgive accrued interest.

         As a result of the Company's efforts to enter joint marketing relationships, the Company signed a prime contracting agreement with Digital Equipment Corporation in 1994. This agreement has led to several sales and many prospects for TPII. The Company has and will continue to market to distributors of Digital Equipment Corporation around the world. The Company has also entered into a re-licensing agreement with a Digital distributor, Prime Systems Plus, Inc. in the Philippines. Management believes that Prime Systems Plus, Inc. has several strong prospects for TPII in 1997.

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